For immediate release
LION ELECTRIC ANNOUNCES SECOND QUARTER 2024 RESULTS
MONTREAL, QUEBEC - July 31, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the second quarter of fiscal year 2024, which ended on June 30, 2024. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q2 2024 FINANCIAL HIGHLIGHTS
•Revenue of $30.3 million, down $27.7 million, as compared to $58.0 million in Q2 2023.
•Delivery of 101 vehicles, a decrease of 98 vehicles, as compared to the 199 delivered in Q2 2023. Less vehicles were delivered due to the impact of the timing of EPA rounds and the continued delays and challenges associated with the granting of subsidies related to the ZETF program. Deliveries were also impacted by a slowdown in the Company's production cadence due to the integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms.
•Gross loss of $15.2 million, reflecting higher manufacturing costs due to the introduction of new products and to the impact of lower sales volume, as compared to gross profit of $0.4 million in Q2 2023.
•Net loss of $19.3 million, as compared to net loss of $11.8 million in Q2 2023.
•Adjusted EBITDA1 of negative $20.6 million, as compared to negative $9.7 million in Q2 2023.
•Additions to property, plant and equipment of $1.3 million, down $17.8 million, as compared to $19.1 million in Q2 2023.
•Additions to intangible assets, which mainly consist of vehicle and battery development activities, amounted to $10.6 million, ($9.4 million net of government assistance received), down $7.3 million as compared to $17.9 million in Q2 2023.

1 Adjusted EBITDA is a non-IFRS financial measure. See "Non-IFRS Measures and Other Performance Metrics" section of this press release.

BUSINESS UPDATES
•More than 2,100 vehicles on the road, with over 28 million miles driven (over 46 million kilometers).
•Vehicle order book2 of 1,994 all-electric medium- and heavy-duty urban vehicles as of July 30, 2024, consisting of 190 trucks and 1,804 buses, representing a combined total order value of approximately $475 million based on management's estimates.
•LionEnergy order book of 394 charging stations and related services as of July 30, 2024, representing a combined total order value of approximately $9 million.
•12 experience centers in operation in the United States and Canada.
•Commercial launch of our Lion8 Tractor truck at the ACT conference in May
•Successfully completed the final certification for heavy duty Lion battery packs, which will be integrated into our Lion8 Tractor trucks
On July 31, 2024, the Company announced an action plan (the “Action Plan”) intended to streamline its operations, further align its cost structure with current demand and improve its liquidity position and ability to reach its profitability goals. The Action Plan includes the following actions and initiatives:
•a reduction of the Company’s workforce by 30% (representing approximately 300 employees) across Canada and the United States and impacting all areas of the organization, which is expected to be implemented over the upcoming days and will result in mostly temporary lay offs (such initiative being expected to result in annualized costs savings for the Company of up to approximately $25 million, assuming that employees temporarily laid off are not re-hired);
•adjusting the Company’s truck manufacturing operations in light of a lower market demand than initially anticipated for all-electric trucks, including by introducing a batch-size manufacturing approach for trucks directly aligned with the Company’s order book;
•the creation of a new product line through which the Company will sell its battery packs to third parties;
•a process to optimize usage of the Company’s facilities, including the potential sublease of a significant portion of its Joliet Facility and certain experience centers throughout Canada and the United States; and
•the implementation of an overall efficiency improvement plan to further reduce other operational expenses, such as third-party logistics costs, consultant costs, and other selling and administrative expenditures.
2 See “Non-IFRS Measures and Other Performance Metrics” section of this press release. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book. The vehicles included in the vehicle order book as of July 30, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental programs, subsidies and incentives are also subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

On July 30, 2024, the Company and the lenders under the Revolving Credit Agreement agreed to certain accommodations relating to the temporary inclusion of additional assets in the borrowing base until August 16, 2024.
“Despite the important challenges the electric vehicle market is currently facing, Lion has been able to realize major headway in the recent rounds of the EPA program, which should bring significant positive momentum to our company, and also made important progress in the last quarter, such as the commercial launch of our Lion8 Tractor and the certification of our LionBattery HD pack” stated Marc Bedard, CEO-Founder of Lion. “Transition to electric is taking longer than initially expected, but transportation electrification is here to stay. It is with that mindset that we have put together an action plan to adjust our cost structure to enable us to continue to support the increasing electric school bus demand and maintain our leadership position, while allowing us to keep supporting the truck operators in their electric transition and focus on our profitability objectives,” he added.
SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE SECOND QUARTER OF FISCAL YEAR 2024
Revenue
For the three months ended June 30, 2024, revenue amounted to $30.3 million, a decrease of $27.7 million, compared to the corresponding period in the prior year. The decrease in revenue was due to a decrease in vehicle sales volume of 98 units, from 199 units (166 school buses and 33 trucks; 171 vehicles in Canada and 28 vehicles in the U.S.) for the three months ended June 30, 2023, to 101 units (95 school buses and 6 trucks; 84 vehicles in Canada and 17 vehicles in the U.S.) for the three months ended June 30, 2024. The decrease in vehicle sales volume was primarily attributable to the impact of the timing of EPA rounds and the continued delays and challenges associated with the granting of subsidies related to the ZETF program, as well as the impact on the Company's production cadence due to the integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms.
For the six months ended June 30, 2024, revenue amounted to $85.8 million, a decrease of $27.0 million, compared to the six months ended June 30, 2023. The decrease in revenue was due to a decrease in vehicle sales volume of 122 units, from 419 units (373 school buses and 46 trucks; 386 vehicles in Canada and 33 vehicles in the U.S.) for the six months ended June 30, 2023, to 297 units (279 school buses and 18 trucks; 249 vehicles in Canada and 48 vehicles in the U.S.) for the six months ended June 30, 2024. The decrease in vehicle sales volume was primarily attributable to the impact of the timing of EPA rounds, the continued delays and challenges associated with the granting of subsidies related to the ZETF program, as well as the impact on the Company's production cadence of the integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms.
Cost of Sales
For the three months ended June 30, 2024, cost of sales amounted to $45.5 million, representing a decrease of $12.1 million, compared to the corresponding period in the prior year. The decrease was primarily due to lower sales volumes, partially offset by increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).
For the six months ended June 30, 2024, cost of sales amounted to $112.1 million, representing a decrease of $2.4 million, compared to the six months ended June 30, 2023. The decrease was primarily due to lower sales volumes, partially offset by increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).
Gross Profit (Loss)
For the three months ended June 30, 2024, gross loss increased by $15.6 million to negative $15.2 million, compared to positive $0.4 million for the three months ended June 30, 2023. The gross loss was primarily due to increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).
For the six months ended June 30, 2024, gross loss increased by $24.5 million to negative $26.4 million, compared to negative $1.8 million for the six months ended June 30, 2023. The increase in the gross loss was primarily due to increased manufacturing costs related to the ramp-up of the new products (LionD, Lion5, and the Lion battery packs).
Administrative Expenses
For the three months ended June 30, 2024, administrative expenses decreased by $1.5 million, from $12.5 million for the corresponding period in the prior year, to $10.9 million. Administrative expenses for the three months ended June 30, 2024 included $0.4 million of non-cash share-based compensation, compared to $1.6 million for the three months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, administrative expenses decreased from $10.9 million for the three months ended June 30, 2023, to $10.5 million for three months ended June 30, 2024. The decrease was mainly due to a decrease in expenses and a lower headcount, both resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024, partially offset by higher professional fees.
For the six months ended June 30, 2024, administrative expenses decreased by $3.4 million, from $25.5 million for the six months ended June 30, 2023, to $22.1 million. Administrative expenses for the six months ended June 30, 2024 included $0.7 million of non-cash share-based compensation, compared to $2.7 million for the six months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, administrative expenses decreased from $22.8 million for the six months ended June 30, 2023, to $21.3 million for six months ended June 30, 2024. The decrease was mainly due to a decrease in expenses and a lower headcount, both resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024, partially offset by higher professional fees.
Selling Expenses
For the three months ended June 30, 2024, selling expenses decreased by $1.2 million, from $5.5 million for the three months ended June 30, 2023, to $4.3 million. Selling expenses for the three months ended June 30, 2024 included $0.1 million of non-cash share-based compensation, compared to $0.4 million for the three months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $5.0 million for the three months ended June 30, 2023, to $4.2 million for three months ended June 30, 2024. The decrease was primarily due to streamlined selling related expenses, including lower headcount and marketing costs resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024.
For the six months ended June 30, 2024, selling expenses decreased by $3.3 million, from $11.3 million for the six months ended June 30, 2023, to $8.0 million. Selling expenses for the six months ended June 30, 2024 included $0.1 million of non-cash share-based compensation, compared to $0.8 million for the six months ended June 30, 2023. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $10.5 million for the six months ended June 30, 2023, to $7.9 million for six months ended June 30, 2024. The decrease was primarily due to streamlined selling related expenses, including lower headcount and marketing costs resulting from the workforce reduction and cost reduction initiatives implemented in November 2023 and April 2024.
Restructuring Costs
Restructuring costs of $1.4 million for the three and six months ended June 30, 2024 are comprised mainly of severance costs related to the workforce reduction announced on April 18, 2024. No such restructuring costs were incurred for the three and six months ended June 30, 2023.
Finance Costs
For the three months ended June 30, 2024, finance costs increased by $10.3 million, from $2.0 million for the three months ended June 30, 2023, to $12.3 million for the three months ended June 30, 2024. Finance costs for the three months ended June 30, 2024 were net of $0.4 million of capitalized borrowing costs, compared to $1.4 million for the three months ended June 30, 2023. Excluding the impact of capitalized borrowing costs, finance costs increased by $9.3 million compared to the three months ended June 30, 2023. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the second quarter of fiscal 2024 relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility (as such terms are defined below), interest (including interest paid in kind with respect to the Convertible Debentures) and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities. Finance charges for the three months ended June 30, 2024 included non-cash charges of $5.5 million related to interest paid in kind with respect to the Convertible Debentures and accretion expense.
For the six months ended June 30, 2024, finance costs increased by $19.5 million, from $3.4 million for the six months ended June 30, 2023, to $22.9 million for the six months ended June 30, 2024. Finance costs for the six months ended June 30, 2024 were net of $0.7 million of capitalized borrowing costs, compared to $3.1 million for the six months ended June 30, 2023. Excluding the impact of capitalized borrowing costs, finance costs increased by $17.1 million compared to the six months ended June 30, 2023. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the first half of fiscal 2024 relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, and the Supplier Credit Facility (as such terms are defined below), interest (including interest paid in kind with respect to the Convertible Debentures) and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities, including for the Battery Plant. Finance charges for the six months ended June 30, 2024 included non-cash charges of $11.0 million related to interest paid in kind with respect to the Convertible Debentures and accretion expense.
Foreign Exchange Loss (Gain)
Foreign exchange loss (gain) relates primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three and six months ended June 30, 2024, foreign exchange loss was $1.0 million and $3.5 million respectively, compared to gains of $1.8 million and $3.0 million for the three and six months ended June 30, 2023, respectively, related primarily to the impact of changes in foreign currency rates (impact of changes in the Canadian dollar relative to the U.S. dollar).
Change in Fair Value of Conversion Options on Convertible Debt Instruments
For the three and six months ended June 30, 2024, change in fair value of conversion options on convertible debt instruments resulted in a gain of $12.5 million and $23.2 million, respectively, and was related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023 resulting mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $6.0 million for the three months ended June 30, 2023, to a gain of $13.3 million, for the three months ended June 30, 2024. The gain for the three months ended June 30, 2024 was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Change in fair value of share warrant obligations moved from a gain of $11.7 million for the six months ended June 30, 2023, to a gain of $20.1 million, for the six months ended June 30, 2024. The gain for the six months ended June 30, 2024 was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Loss
The net loss of $19.3 million for the three months ended June 30, 2024 as compared to the net loss of $11.8 million for the same period prior year was mainly due to the higher gross loss and higher finance costs, partially offset by the impact of the reduction in administrative and selling expenses as well as higher gains related to non-cash decrease in the fair value of share warrant obligations and the conversion options on convertible debt instrument.
The net loss of $41.0 million for the six months ended June 30, 2024 as compared to the net loss of $27.4 million for the same period prior year was mainly due to the higher gross loss and higher finance costs, partially offset by the impact of the reduction in administrative and selling expenses as well as higher gains related to non-cash decrease in the fair value of share warrant obligations and the conversion options on convertible debt instrument.

Continued Listing Standard Notice from the New York Stock Exchange
The Company also announced that on July 17, 2024, it received notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) that, as of July 16, 2024, it was not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of the Company’s common stock was less than $1.00 per share over a consecutive 30 trading-day period.
In accordance with applicable NYSE rules, the Company notified the NYSE of its intent to regain compliance with Rule 802.01C and return to compliance with the applicable NYSE continued listing standards.
The Company can regain compliance at any time within a six-month cure period following its receipt of the Notice if, on the last trading day of any calendar month during such cure period, the Company has both: (i) a closing share price of at least $1.00 and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of the applicable calendar month.
The Company is considering all available options to regain compliance with the NYSE’s continued listing standards, including, but not limited to, taking actions that are subject to shareholder approval no later than at the Company’s next annual meeting of shareholders.
The Notice has no immediate impact on the listing of the Company’s common stock, which will continue to be listed and traded on the NYSE during such cure period, subject to the Company’s compliance with other NYSE continued listing standards. The Common Stock will continue to trade under the symbol “LEV,” but will have an added designation of “.BC” to indicate that the Company currently is not in compliance with the NYSE’s continued listing requirements. If the Company is unable to regain compliance during the cure period, the NYSE may initiate procedures to suspend and delist the Common Stock
Furthermore, the Notice is not anticipated to impact the ongoing business operations of the Company or its reporting requirements with the U.S. Securities and Exchange Commission.

CONFERENCE CALL
A conference call and webcast will be held on July 31, 2024, at 8:30 a.m. (Eastern Time) to discuss the results. To participate in the conference call, please dial (404) 975-4839 or (833) 470-1428 (toll free) using the Access Code 940640. An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with the 2024 second quarter financial report, including the unaudited condensed interim consolidated financial statements of the Company and the related notes as at June 30, 2024 and for the three and six months ended June 30, 2024 and 2023, and the related management discussion and analysis ("MD&A"), which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, and which will be available on SEDAR+ as well as on our website at www.thelionelectric.com. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the MD&A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2024 and December 31, 2023
(in US dollars)

	(Unaudited)
	Jun 30, 2024	Dec 31, 2023
	$	$
ASSETS
Current
Cash	2,002,741	29,892,966
Accounts receivable	58,542,074	75,641,780
Inventories	230,018,902	249,606,756
Prepaid expenses and other current assets	1,860,117	1,553,276
Current assets	292,423,834	356,694,778
Non-current
Other non-current assets	7,646,954	6,994,815
Property, plant and equipment	190,020,538	198,536,683
Right-of-use assets	85,697,681	89,663,139
Intangible assets	183,052,914	175,703,257
Contract asset	13,072,979	13,528,646
Non-current assets	479,491,066	484,426,540
Total assets	771,914,900	841,121,318

LIABILITIES
Current
Trade and other payables	66,758,623	92,424,961
Deferred revenue and other deferred liabilities	10,473,496	18,267,139
Current portion of long-term debt and other debts	31,886,443	27,056,476
Current portion of lease liabilities	8,236,230	7,984,563
Current liabilities	117,354,792	145,733,139
Non-current
Long-term debt and other debts	247,688,441	197,885,889
Lease liabilities	81,167,262	83,972,023
Share warrant obligations	8,579,583	29,582,203
Conversion options on convertible debt instruments	6,026,498	25,034,073
Non-current liabilities	343,461,784	336,474,188
Total liabilities	460,816,576	482,207,327
SHAREHOLDERS’ EQUITY
Share capital	489,454,628	489,362,920
Contributed surplus	140,757,712	139,569,185
Deficit	(296,708,772)	(255,746,097)
Cumulative translation adjustment	(22,405,244)	(14,272,017)
Total shareholders’ equity	311,098,324	358,913,991
Total shareholders’ equity and liabilities	771,914,900	841,121,318

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE EARNINGS
For the three and six months ended June 30, 2024 and 2023
(in US dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	Jun 30, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
	$	$	$	$
Revenue	30,276,027	58,015,843	85,756,916	112,719,248
Cost of sales	45,489,617	57,596,937	112,114,193	114,557,630
Gross profit (loss)	(15,213,590)	418,906	(26,357,277)	(1,838,382)

Administrative expenses	10,944,160	12,478,787	22,061,493	25,481,472
Selling expenses	4,274,676	5,466,706	8,035,670	11,326,366
Restructuring costs	1,383,009	—	1,383,009	—
Operating loss	(31,815,435)	(17,526,587)	(57,837,449)	(38,646,220)

Finance costs	12,292,088	2,001,084	22,909,829	3,421,438
Foreign exchange loss (gain)	971,342	(1,753,661)	3,524,106	(2,965,306)
Change in fair value of conversion options on convertible debt instruments	(12,471,759)	—	(23,217,793)	—
Change in fair value of share warrant obligations	(13,341,671)	(5,986,425)	(20,090,916)	(11,731,321)
Net loss	(19,265,435)	(11,787,585)	(40,962,675)	(27,371,031)
Other comprehensive loss
Item that will be subsequently reclassified to net earning (loss)
Foreign currency translation adjustment	(2,276,235)	6,898,743	(8,133,227)	7,362,420
Comprehensive loss for the period	(21,541,670)	(4,888,842)	(49,095,902)	(20,008,611)

Loss per share
Basic loss per share	(0.09)	(0.05)	(0.18)	(0.12)
Diluted loss per share	(0.09)	(0.05)	(0.18)	(0.12)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2024 and 2023
(in US Dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
	Jun 30, 2024	Jun 30, 2023	Jun 30, 2024	Jun 30, 2023
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(19,265,435)	(11,787,585)	(40,962,675)	(27,371,031)
Non-cash items:
Depreciation and amortization	9,108,162	5,561,359	17,195,476	10,475,016
Share-based compensation	466,448	2,056,710	867,084	3,470,553
Accretion expense	3,047,934	—	6,074,007	—
Interest paid in kind on convertible debt instruments	2,477,108	—	4,950,035	—
Change in fair value of share warrant obligations	(13,341,671)	(5,986,425)	(20,090,916)	(11,731,321)
Change in fair value of conversion options on convertible debt instruments	(12,471,759)	—	(23,217,793)	—
Unrealized foreign exchange gain (loss)	1,280,968	(1,847,822)	3,917,505	(1,231,348)
Net change in non-cash working capital items	19,691,656	7,054,722	(1,439,318)	(16,161,663)
Cash flows used in operating activities	(9,006,589)	(4,949,041)	(52,706,595)	(42,549,794)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,564,403)	(17,812,004)	(5,388,348)	(45,396,451)
Addition to intangible assets	(11,321,352)	(18,747,189)	(22,435,659)	(40,456,259)
Proceeds from Mirabel battery building sale-leaseback	—	—	—	20,506,589
Government assistance related to property, plant and equipment and intangible assets	1,270,299	5,751,268	4,399,095	5,751,268
Cash flows used in investing activities	(11,615,456)	(30,807,925)	(23,424,912)	(59,594,853)
FINANCING ACTIVITIES
Increase in long-term debt and other debts	19,807,525	43,058,254	56,602,075	69,224,720
Repayment of long-term debt and other debts	(3,698)	(6,199)	(4,370,947)	(22,495,971)
Payment of lease liabilities	(2,021,130)	(1,354,189)	(4,013,671)	(2,715,536)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	—	1,613,804	—	6,239,038
Proceeds from the issuance of units through the December 2022 Offering - Warrants	—	—	—	2,907,226
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	—	—	—	4,175,836
Cash flows from financing activities	17,782,697	43,311,670	48,217,457	57,335,313
Effect of exchange rate changes on cash held in foreign currency	41,829	625,793	23,825	695,328
Net decrease in cash	(2,797,519)	8,180,497	(27,890,225)	(44,114,006)
Cash, beginning of year	4,800,260	35,972,482	29,892,966	88,266,985
Cash, end of period	2,002,741	44,152,979	2,002,741	44,152,979
Other information on cash flows related to operating activities:
Interest paid	5,181,170	2,116,335	9,620,379	3,857,674
Interest paid under lease liabilities	1,252,263	1,128,148	2,510,465	2,127,051

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are neither required nor recognized measures under IFRS, and, as a result, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business. Adjusted gross profit (loss) and adjusted gross margin (loss), as defined in section 4.0 entitled “Non-IFRS Measures and Other Performance Metric” of the Company’s MD&A for the years ended 2023 and 2022, are not presented in this press release as the inventory write-down recorded by the Company in connection with its decision to indefinitely delay the start of commercial production of the LionA and LionM minibuses did not have an impact on the Company's results for the three and six months ended June 30, 2024 and 2023.
Adjusted EBITDA
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted to exclude restructuring costs, share-based compensation, change in fair value of conversion options on convertible debt instruments, change in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Lion uses adjusted EBITDA to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a further understanding of factors and trends affecting its business. The Company also believes this measure is useful for investors to assess the Company's profitability, its cost structure and its ability to service debt and to meet other payment obligations. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three and six months ended June 30, 2024 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."

Order Book
This press release also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicles and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of the Company's MD&A for the three and six months ended June 30, 2024 entitled “Order Book”. The vehicles included in the vehicle order book as of July 30, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See the section below for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of July 30, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental programs, subsidies, and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of July 30, 2024 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a program, subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients and governments. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client. See the first paragraph of this section entitled "Order Book" for a presentation of the variance in the total number of units and the total dollar value of the vehicles and charging stations included in the Company's order book since May 7, 2024, being the last date on which such information was presented.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order book into actual sales is dependent on various factors, including those described below and under section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). More than half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF program, unless otherwise agreed by Infrastructure Canada. In addition, purchase orders obtained in connection with the first round of funding under the EPA Program, require, among other things, that vehicles be delivered on or prior to October 2024.

Any termination, modification, delay or suspension of any governmental programs, subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 519 vehicles during the year ended December 31, 2022 and 852 vehicles during the year ended December 31, 2023. As of July 30, 2024, the Company’s vehicle order book stood at 1,994 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2028, will require that the Company increases its production cadence. While the Saint-Jerome facility and Joliet Facility currently have the infrastructure in place, including in terms of production lines and equipment, to achieve a production capacity of up to 2,500 vehicles and 2,500 buses, respectively, on an annual basis (see section 8.0 entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 entitled “Key Factors Affecting Lion's Performance” of the Company's MD&A for the years ended December 31, 2023 and 2022 for further details), the Company's operations are currently being conducted on a lower scale and it has limited experience to date in high volume manufacturing. In addition, as of July 30, 2024, 145 units included in the order book, consisting of trucks and representing a combined total order value of approximately $55 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2023 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in section 3.0 of the Company's MD&A for the three and six months ended June 30, 2024 entitled “Caution Regarding Forward-Looking Statements” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

RECONCILIATION OF ADJUSTED EBITDA

The following table reconciles net loss to Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023:

	Unaudited - Three months ended June 30,		Unaudited - Six months ended June 30,
	2024	2023	2024	2023
	(in thousands)		(in thousands)

Revenue	$30,276	$58,016	$85,757	$112,719

Net loss	($19,265)	($11,788)	($40,963)	($27,371)
Restructuring costs(1)	$1,383	$—	$1,383	$—
Finance costs	$12,292	$2,001	$22,910	$3,421
Depreciation and amortization	$9,108	$5,561	$17,195	$10,475
Share-based compensation(2)	$466	$2,057	$867	$3,471
Change in fair value of conversion options on convertible debt instruments(3)	($12,472)	$—	($23,218)	$—
Change in fair value of share warrant obligations(4)	($13,342)	($5,986)	($20,091)	($11,731)
Foreign exchange loss (gain)(5)	$971	($1,754)	$3,524	($2,965)
Transaction and other non-recurring expenses(6)	$248	$257	$501	$577
Adjusted EBITDA	($20,609)	($9,651)	($37,891)	($24,124)
(1)Represents the restructuring costs (mainly severance costs) recognized in connection with workforce reduction announced on April 18, 2024, as described in note 11 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023. See also “Workforce Reduction” in section 8.0 of the MD&A for the three and six months ended entitled June 30, 2024 “Operational Highlights.”
(2)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive plan as described in Note 10 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023.
(3)Represents non-cash change in the fair value of the conversion options on convertible debt instruments as described in Note 8 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023.
(4)Represents non-cash change in the fair value of the share warrant obligations as described in Note 9 to the condensed interim consolidated financial statements as at June 30, 2024 and for the three and six months ended June 30, 2024, and 2023.
(5)Represents losses (gains) relating to foreign exchange translation.
(6)For the three and six months ended June 30, 2024, and 2023, represents non-recurring professional, legal and consulting fees.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.
Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s liquidity and capital requirements and management’s forecasts related thereto, the implementation by the Company of measures and initiatives aimed at reducing its cost structure, managing its liquidity and optimizing its balance sheet (including the July 2024 Action Plan (as defined below)) and the expected impact thereof, the end of the covenant relief period (as defined below) and the upcoming maturity of certain of the Company's debt instruments, the implementation by the Company of measures to reduce its vehicle and battery development costs and its inventory levels (including the Company’s fiscal 2024 objectives related thereto), the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities in Saint-Jerome and the United States and the Company’s battery manufacturing plant (the "Battery Plant") and innovation center in Quebec (the "Innovation Center" and collectively with the Battery Plant, the "Lion Campus"), the sourcing of lithium-ion battery cells, the Company's future growth and long-term strategy, ongoing litigation proceedings, the Company’s expected product pipeline, and the development and timing of commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will be able to continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its Saint-Jerome facility, its U.S. manufacturing facility and at the Battery Plant and Innovation Center as required in the future, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), on a timely basis, from governmental programs, subsidies and incentives, that Lion will not incur any material obligations with respect to product warranty claims or product recalls, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:

•any inability to generate sufficient cash flows and/or raise additional funds to meet its capital requirements (including as result of upcoming maturities of debt instruments such as the Finalta-CDPQ Loan Agreement (as defined below) or the expiration of the covenant relief period) and pursue its growth strategy, in each case, when and in the amounts needed;
•any inability to remain in compliance with the terms and conditions of its debt instruments (including during or after the covenant relief period);
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any inability to execute the Company's growth strategy;
•any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, demands for higher wages and unionization of employees) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions;
•any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales; and

•the outcome of any legal proceedings in which the Company is or may be involved from time to time.
These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the U.S. Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
CONTACTS
MEDIA
Patrick Gervais
Vice President, Trucks & Public Affairs
patrick.gervais@thelionelectric.com
514-992-1060
INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171